FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2010

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Press Release: “Syngenta, Dow AgroSciences sign cotton technology licensing agreements”
Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office Schwarzwaldallee 215 CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24	Syngenta Media contact: Médard Schoenmaeckers Switzerland +41 61 323 2323	Syngenta Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 John Hudson Switzerland +41 61 323 6793 USA +1 202 737 6520
www.syngenta.com	media.relations@syngenta.com

Dow AgroSciences LLC 9330 Zionsville Road Indianapolis Indiana United States	Dow AgroSciences Media contact: Robyn Heine USA +1 317 337 4807	Dow AgroSciences Analyst/ Investor contact: Kristie Aeschliman USA + 1 989 938 9867
www.dowagro.com	rheine@dow.com

joint media release

Basel, Switzerland/ Indianapolis, Indiana, U.S.A., January 5, 2010

Syngenta, Dow AgroSciences sign cotton technology licensing agreements

Syngenta (NYSE: SYT, SWX: SYNN) and Dow AgroSciences, a wholly owned subsidiary of The Dow Chemical Company (NYSE: DOW), announced today that Syngenta has granted Dow AgroSciences licenses to a number of VipCot™ cotton varieties, as well as access to its COT102 cotton transgenic event.

Under the terms of the agreement, Dow AgroSciences will receive a global license to develop and commercialize stacked combinations of Syngenta’s COT102 transgenic event with Dow AgroSciences’ traits.  The COT102 event contains Vip3A, a novel vegetative insecticidal protein that is structurally different to insect traits currently on the market and has a distinct mode of action, which is an important tool for insect resistance management. The Vip3A technology will also be sold by Syngenta and its licensees in corn as the Agrisure Viptera™ trait, pending receipt of all remaining regulatory approvals.

Dow AgroSciences will also receive a license to a number of VipCot cotton varieties, stacked with glyphosate tolerance, for sale in the United States under its PhytoGen® cottonseed brand. Pending regulatory approvals, these varieties are expected to be launched in 2012 and will offer cotton growers protection against key cotton pests such as cotton bollworm (Helioverpa zea), tobacco budworm (Heliothis virescens) and armyworms (Spodoptera). This agreement further demonstrates Dow AgroSciences’ commitment to innovation and industry-leading technology that will enhance the profitability of cotton growers’ operations worldwide.

Davor Pisk, Chief Operating Officer of Syngenta Seeds, said, “We are very pleased to have reached this agreement, which further demonstrates the innovation that Syngenta is delivering in biotechnology.  The agreement will significantly expand the product and technology options available to cotton growers.”

Antonio Galindez, President and CEO of Dow AgroSciences, said, “Insect-tolerant technologies will move to the next level in cotton with the addition of this trait into the Dow AgroSciences strong portfolio of Bt proteins. Through the combination of this and WideStrike® Insect Protection, cotton growers worldwide will benefit from greater flexibility, more choice in high-yielding, high-quality PhytoGen cotton, and increased productivity.”

Syngenta and Dow AgroSciences – January 5, 2010 / Page 1 of 2

Financial terms of the agreement have not been disclosed.

About Syngenta
Syngenta is one of the world's leading companies with more than 24,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com or www.growmorefromless.com.

About Dow AgroSciences and PhytoGen
For more information about PhytoGen cottonseed, visit www.PhytoGenYields.com.

Dow AgroSciences LLC, based in Indianapolis, Indiana, U.S.A., is a top-tier agricultural company that combines the power of science and technology with the “Human Element” to constantly improve what is essential to human progress. Dow AgroSciences provides innovative technologies for crop protection, pest and vegetation management, seeds, traits, and agricultural biotechnology to serve the world’s growing population. Global sales for Dow AgroSciences, a wholly owned subsidiary of The Dow Chemical Company, are $4.5 billion. Learn more at www.dowagro.com.

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Agrisure Viptera™ and VipCot™ are trademarks of a Syngenta Group Company.
PhytoGen® is a trademark of PhytoGen Seed Company, LLC.
PhytoGen Seed Company, LLC is a joint venture between Mycogen Corporation, an affiliate of Dow AgroSciences LLC, and the J.G. Boswell Company.
WideStrike® is a trademark of Dow AgroSciences LLC.
The Agrisure Viptera trait and the VipCot trait are not currently approved for sale or use in the U.S. and are not being offered or promoted for sale.  These products will not be available for sale until all necessary regulatory approvals and authorizations have been granted.

Syngenta Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta and Dow AgroSciences – January 5, 2010 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	January 5, 2010	By:	/s/ Christoph Mäder
			Name:	Christoph Mäder
			Title:	Head Legal & Taxes